Filed by: Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

IMPORTANT U.S. FEDERAL INCOME TAX INFORMATION CONCERNING THE ZOETIS INC. EXCHANGE

On June 24, 2013, Pfizer Inc. (“Pfizer”) accepted 405,117,195 shares of Pfizer common stock validly tendered in exchange for 400,985,000 shares of common stock of Zoetis Inc. (“Zoetis”), representing all of the Zoetis stock then owned by Pfizer (the “Exchange”). Pursuant to the Exchange, tendering Pfizer shareholders received 0.9898 of a share of Zoetis common stock in exchange for each share of Pfizer common stock validly tendered and accepted by Pfizer. Pfizer shareholders also received cash in lieu of the fractional shares of Zoetis common stock that such Pfizer shareholders would otherwise have received in the Exchange.

This notice contains a general explanation of certain U.S. federal income tax consequences of the Exchange for Pfizer shareholders who exchanged shares of Pfizer common stock for Zoetis common stock in the Exchange. Attached to this notice is a form of a tax information statement that must be completed by certain significant distributees in respect of the Exchange and attached to their 2013 U.S. federal income tax returns.

CONSULT YOUR TAX ADVISOR

The information contained in this notice generally describes the application of certain existing U.S. federal income tax laws and regulations relating to the Exchange. It does not constitute tax advice and does not purport to be complete or to describe the consequences that may apply to particular categories of Pfizer shareholders who exchanged shares of Pfizer common stock for Zoetis common stock in the Exchange. You are urged to consult your tax advisor regarding the particular consequences of the Exchange to you, including the applicability and effect of all U.S. federal, state and local and foreign tax laws. We also urge you to read the prospectus dated May 22, 2013 regarding the Exchange, noting especially the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 118. You may access this document at www.zoetisexchange.com

The discussion below contains an example for determining the tax basis of Zoetis common stock received in the Exchange. Such example has been provided solely for illustrative purposes and as a convenience to holders of Zoetis common stock and their tax advisors when establishing their specific tax positions. Please remember that neither Pfizer nor Zoetis provides its shareholders with tax advice, and this notice is not intended to provide tax advice.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS INFORMATION STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY YOU FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY PFIZER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

GENERAL TAX INFORMATION

Pfizer has received a private letter ruling from the IRS and an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that the Exchange will qualify as tax-free to Pfizer and holders of Pfizer common stock who participate in the Exchange for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. A holder of Pfizer common stock who received cash in lieu of a fractional share of Zoetis common stock in the Exchange will recognize gain or loss measured by the difference between the tax basis of the fractional share deemed to be received, as determined below, and the amount of cash received.

GUIDANCE REGARDING TAX BASIS OF ZOETIS COMMON STOCK RECEIVED IN THE EXCHANGE

The tax basis of the Zoetis common stock, including any fractional share deemed received, in the hands of a holder of Pfizer common stock who exchanged Pfizer common stock for Zoetis common stock in the Exchange will be, immediately after the Exchange, the same as the tax basis of the Pfizer common stock exchanged therefor. For example, if you owned a single block of 10,000 shares of Pfizer common stock with a basis of $10 per share and all 10,000 shares were validly tendered and accepted in exchange for 9898 shares of Zoetis common stock in the Exchange, your aggregate tax basis in the 9898 shares of Zoetis common stock received in the Exchange would be $100,000, or approximately $10.10 per share.

Shareholders that acquired different blocks of Pfizer common stock at different times or at different prices will need to calculate their tax basis in each block of Pfizer common stock tendered and accepted in the Exchange separately and then allocate such tax basis to the Zoetis common stock received in exchange therefor in the Exchange.

The application of these rules to a shareholder that tendered Pfizer common stock acquired at different times or at different prices and that was subject to proration are complex, and any such shareholder should consult its tax advisor regarding the calculation of its basis in the Zoetis common stock received in the Exchange.

DISCLOSURE REQUIRED FROM SIGNIFICANT DISTRIBUTEES; RECORDKEEPING

Certain holders of Pfizer common stock (i.e., those shareholders who, immediately before the Exchange, (i) owned at least 5% (by vote or value) of the total outstanding stock of Pfizer or (ii) owned securities in Pfizer with an aggregate tax basis of $1 million or more) who received shares of Zoetis common stock in the Exchange are required to include a tax information statement in respect of the Exchange in their U.S. federal income tax returns for the year in which the Exchange occurs. A form of this tax information statement is attached to this notice.

All shareholders who received Zoetis common stock in the Exchange are required to keep certain information relating to the Exchange in their permanent records, specifically including information regarding the amount, tax basis and fair market value of the Zoetis common stock received. Shareholders are urged to consult their tax advisors regarding these requirements.

FORM OF STATEMENT PURSUANT TO TREASURY REGULATIONS

SECTION 1.355-5(b) BY (Name:)                    ,

(Taxpayer Identification Number or Social Security Number:)                    ,

A SIGNIFICANT DISTRIBUTEE

On June 24, 2013, Pfizer Inc. (“Pfizer”) accepted 405,117,195 shares of Pfizer common stock validly tendered in exchange for 400,985,000 shares of common stock of Zoetis Inc. (“Zoetis”), representing all of the Zoetis stock then owned by Pfizer (the “Exchange”). Pursuant to the Exchange, tendering Pfizer shareholders received 0.9898 of a share of Zoetis common stock in exchange for each share of Pfizer common stock validly tendered and accepted by Pfizer. Pfizer shareholders also received cash in lieu of the fractional shares of Zoetis common stock that such Pfizer shareholders would otherwise have received in the Exchange.

The following information is provided pursuant to Treasury Regulations Section 1.355-5(b) with regard to the Exchange:

1.	Name, address and employer identification number of the distributing corporation:

Pfizer Inc.

235 East 42nd Street

New York, New York 10017

EIN: 13-5315170

2.	Name, address and employer identification number of the controlled corporation:

Zoetis Inc.

100 Campus Drive

Florham Park, NJ 07932

EIN: 46-0696167

3.	The Exchange occurred on June 24, 2013.

4.	The undersigned surrendered shares of Pfizer common stock with an aggregate tax basis of $ in the Exchange.

5.	The undersigned received shares of Zoetis common stock with an aggregate fair market value of $ in the Exchange.

Taxpayer’s Signature

IF APPLICABLE, THIS FORM OF STATEMENT SHOULD BE COMPLETED AND ATTACHED TO YOUR 2013 U.S. FEDERAL INCOME TAX RETURN. IT SHOULD NOT BE SENT TO PFIZER OR ZOETIS.

Forward-Looking Statements

Statements in this communication relating to matters that are not historical facts are “forward looking” statements, and reflect Zoetis’s and Pfizer’s current views with respect to, among other things, future events and performance. Forward-looking statements are generally identified by using words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “should,” “can have,” “likely” or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Forward-looking statements are not guarantees of future performance, actions or events. These matters involve risks and uncertainties as discussed in Pfizer’s and Zoetis’s periodic reports on Form 10-K and Form 10-Q, and current reports on Form 8-K, and the Prospectus, filed with the Securities and Exchange Commission (the “SEC”). Many factors could cause actual results to differ materially from Pfizer’s and Zoetis’s forward-looking statements. This communication also contains statements about the exchange offer. Many factors could cause actual results to differ materially from Pfizer’s or Zoetis’s forward-looking statements with respect to the exchange offer, including the parties’ ability to satisfy the conditions of the exchange offer, and risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Pfizer’s or Zoetis’s financial condition, results or operations or liquidity.

Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of Zoetis or Pfizer, and are potentially inaccurate assumptions. Investors should not put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. Zoetis and Pfizer undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Investors should understand that it is not possible to predict or identify all such factors.

Additional Information and Where to Find It

The terms and conditions of the exchange offer are more fully described in a registration statement on Form S-4, that includes a Prospectus, previously filed by Zoetis and a Schedule TO previously filed by Pfizer with the SEC in each case as amended. The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer delivered the Prospectus to holders of Pfizer common stock.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of Pfizer common stock may also obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Pfizer and Zoetis file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800-3814-3814 (toll-free in Sweden), or +1-781-575-3340 (all others outside the U.S.).